FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of quarterly report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date March 3, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

(English Summary)

Quarterly Report

pursuant to Article 24-4-7.1 of

the Financial Instruments and Exchange Law of Japan

For the Third Quarter of 141st Business Term

(from October 1, 2009 to December 31, 2009)

Hitachi, Ltd.

Tokyo, Japan

Notes:

1.	This is an English summary of the Quarterly Report filed with the Director of the Kanto Local Finance Bureau of the Financial Services Agency on February 12, 2010 pursuant to the Financial Instruments and Exchange Law of Japan. Certain information which has been previously filed with the SEC in other reports or is not material is omitted from this English summary.
2.	Unless the context indicates otherwise, the term “Company” refers to Hitachi, Ltd. and the term “Hitachi” refers to the Company and its consolidated subsidiaries.

CAUTIONARY STATEMENT

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•	legislative and regulatory changes enacted by the new Japanese government;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems, the Electronic Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	fluctuations in product demand and industry capacity;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this document and in other materials published by Hitachi.

Outline

1. Consolidated Financial Summary

	(Millions of yen, except per share amounts and number of employees)
	Nine months ended December 31, 2008	Nine months ended December 31, 2009	Three months ended December 31, 2008	Three months ended December 31, 2009	Year ended March 31, 2009
Revenues	7,571,120	6,282,864	2,260,573	2,157,906	10,000,369
Income (loss) before income taxes	(35,487)	(52,534)	(173,630)	57,605	(289,871)
Net income (loss) attributable to Hitachi, Ltd.	(356,912)	(111,339)	(371,099)	21,882	(787,337)
Total Hitachi, Ltd. stockholders’ equity	—	—	1,710,809	1,164,499	1,049,951
Total equity	—	—	2,810,892	2,096,401	2,179,352
Total assets	—	—	9,834,487	8,978,496	9,403,709
Hitachi, Ltd. stockholders’ equity per share (yen)	—	—	514.68	260.28	315.86
Net income (loss) attributable to Hitachi, Ltd. per share, Basic (yen)	(107.38)	(32.78)	(111.65)	6.18	(236.86)
Net income (loss) attributable to Hitachi, Ltd. per share, Diluted (yen)	(107.51)	(32.78)	(111.65)	6.02	(236.87)
Total Hitachi, Ltd. stockholders’ equity ratio (%)	—	—	17.4	13.0	11.2
Cash flows from operating activities	126,676	387,185	—	—	558,947
Cash flows from investing activities	(376,944)	(344,273)	—	—	(550,008)
Cash flows from financing activities	277,500	(123,590)	—	—	284,388
Cash and cash equivalents at end of period	—	—	547,392	726,161	807,926
Number of employees	—	—	358,674	359,314	361,796

Notes:	1.	The consolidated figures of the Company have been prepared in conformity with accounting principles generally accepted in the United States, while revenues and operating income by industry segment have been prepared in conformity with accounting principles generally accepted in Japan.
	2.	Upon the adoption of Accounting Standards Codification 810 with respect to noncontrolling interests in a subsidiary, “Income before income taxes and minority interests”, “Income before minority interests” and “Net income” are changed to “Income before income taxes”, “Net income” and “Net income attributable to Hitachi, Ltd.”, respectively, from Fiscal 2009. The prior year’s amounts have been reclassified in conformity with the Fiscal 2009 presentation.

2. Principal Businesses

There is no material change in principal businesses of Hitachi during the three months ended December 31, 2009.

3. Major Consolidated Subsidiaries

There is no change in major consolidated subsidiaries during the three months ended December 31, 2009.

4. Number of Employees by Industry Segment (Consolidated basis)

(As of December 31, 2009)
Information & Telecommunication Systems	109,416
Electronic Devices	26,666
Power & Industrial Systems	106,284
Digital Media & Consumer Products	31,727
High Functional Materials & Components	47,323
Logistics, Services & Others	30,868
Financial Services	4,005
Corporate	3,025

Total	359,314

Note:	In addition to the employees shown above, the average number of temporary employees during the third quarter was 40,898.

The number of employees of Hitachi, Ltd. was 31,314 as of December 31, 2009.

Business

1. Risk Factors

The risk factors stated in the quarterly report for the second quarter of the 141st business term showed the risks that the Company recognized as of the filing date of the quarterly report, including changes in factors after the filing date of the annual report. There have been no material change in these risk factors. Further, the Company did not recognize other material risk factors than these factors.

2. Contracts

Hitachi, Ltd. (“Hitachi”), Renesas Technology Corp. (“Renesas”), NEC Electronics Corporation (“NEC Electronics”), NEC Corporation (“NEC”), and Mitsubishi Electric Corporation (“Mitsubishi Electric”) have signed a definitive agreement to integrate business operations at NEC Electronics and Renesas (the “Business Integration”) to the strengthen competitive edge of both companies on September 16, 2009. Based on the definitive agreement to Business Integration, Renesas and NEC Electronics proceeded with the conference and announced that they signed a merger agreement on December 15, 2009. According to the definitive agreement to Business Integration and their announcement, the summary of Business Integration is as follows.

(1) Structure of Business Integration

An absorption-type merger with NEC Electronics to be the surviving company and Renesas to be the extinct company.

(2) Effective date of merger

April 1, 2010 (Effective date of Merger)

(3) Share allocation in accordance with the Business Integration

NEC Electronics will issue 20.5 shares of its common stock in exchange for every Renesas common share held by shareholders recorded in Renesas’ registers of shareholders at the end of the day prior to the effective date of the merger.

(4) Basis and Process of Calculation of Merger Ratio

The merger ratio under the Business Integration represents the ratio between (1) total of 146,841,500 common shares (planned); a number of shares to be issued by NEC Electronics based on the integration ratio (NEC Electronics : Renesas=1:1.189) in exchange for every Renesas common share held by shareholders recorded in Renesas’ register of shareholders at the end of the day prior to the effective date of the merger, and (2) 7,163,000 common shares (planned); a number of shares issued by Renesas after the Pre-merger Capital Injection of approximately ¥71.7 billion by Hitachi and Mitsubishi Electric.

The Integration Ratio under the Business Integration was determined by Hitachi, Renesas, NEC Electronics, NEC and Mitsubishi Electric after discussions and negotiations as well as consideration of various factors, including the financial results, financial conditions and prospects of NEC Electronics and Renesas, the benefits of the Business Integration and the capital increases described below, and the financial analyses performed by the financial advisors to NEC Electronics and Renesas.

(5) Capital Injection

As a condition to the Business Integration, Renesas will issue shares of its common stock to Hitachi and Mitsubishi Electric, the sole shareholders of Renesas, in exchange for an aggregate of ¥71.7 billion before the effective date of the merger. In addition, on the effective date of the merger, the Integrated Company will issue shares of its common stock to Hitachi, NEC and Mitsubishi Electric in exchange for an aggregate of approximately ¥134.6 billion.

(6) Outline of the Integrated Company

Company name	Renesas Electronics Corporation
Headquarters	Kawasaki City, Kanagawa Prefecture, Japan
Representative	Junshi Yamaguchi, Chairman (Present title: President & CEO of NEC Electronics) Yasushi Akao, President (Present title: President of Renesas)
Capital	153,255,000,915 yen (including the Post-merger Capital Injection)
Major Operations	Research, development, design, manufacture, sale, and services of semiconductor products
Major shareholders and ownership ratio	NEC Corporation	35.46%	(Including 1.49% for retirement benefit Trust Account of NEC Corporation)
	Hitachi, Ltd.	30.62%
	Mitsubishi Electric Corporation	25.05%

3. Financial Condition, Business Results and Cash Flows

(1) Outline of Business Results

In the three months ended December 31, 2009, despite positive factors such as the recovery in export to China, progress in adjusting semiconductor and automobile inventories and the effects of the Government’s economic stimulus initiatives, including the introduction of the eco-point program, the Japanese economy fell short of achieving a full-scale recovery due to lackluster consumer spending against a backdrop of worsening employment conditions and personal incomes as well as sluggish private-sector capital investment. While the U.S. and European economies generally picked up after a period of downturn, their employment conditions and personal incomes still continued to be weak. On the other hand, Chinese economy remained robust thanks to its large-scale governmental economic measures centered on increasing domestic demand.

Under these economic environments, total revenues were ¥2,157.9 billion in the three months ended December 31, 2009, a 5% decrease compared with the three months ended December 31, 2008, due to decreased revenues in every segment except the Power & Industrial Systems and Financial Services segments, which saw increase in revenues.

Cost of sales was ¥1,624.1 billion in the three months ended December 31, 2009, a 9% decrease compared with the three months ended December 31, 2008. The ratio of cost of sales to total revenues was 75% in the three months ended December 31, 2009, compared with 79% in the three months ended December 31, 2008.

Selling, general and administrative expenses were ¥467.3 billion in the three months ended December 31, 2009, a 5% decrease compared with the three months ended December 31, 2008. The ratio of selling, general and administrative expenses to total revenues was 22%, the same level as the three months ended December 31, 2008.

Operating income, total revenues less cost of sales and selling, general and administrative expenses, of ¥66.3 billion was posted in the three months ended December 31, 2009, an ¥80.8 billion improvement compared with the three months ended December 31, 2008, as all segments turned out profitable, including the Power & Industrial Systems, Digital Media & Consumer Products and High Functional Materials & Components segments, which had recorded loss in the three months ended December 31, 2008.

Impairment losses on long-lived assets were ¥0.5 billion in the three months ended December 31, 2009, a ¥11.8 billion decrease compared with the three months ended December 31, 2008.

Restructuring charges were ¥2.6 billion in the three months ended December 31, 2009, a ¥0.2 billion increase compared with the three months ended December 31, 2008, due primarily to an early retirement program implemented at domestic subsidiaries in the Electronic Devices segment in order to reduce costs and improve profitability.

Interest income was ¥2.6 billion in the three months ended December 31, 2009, a ¥1.9 billion decrease compared with the three months ended December 31, 2008, due to lower interest rates.

Other income amounted to ¥6.4 billion, due to posting a ¥3.3 billion net gain on securities and a ¥3.0 billion foreign exchange gain in the three months ended December 31, 2009, while a net loss on securities and a foreign exchange loss had been recorded in the three months ended December 31, 2008.

Interest charges were ¥6.4 billion in the three months ended December 31, 2009, a ¥2.6 billion decrease compared with the three months ended December 31, 2008, due primarily to the effect of lower interest rates.

Other deductions were ¥3.0 billion in the three months ended December 31, 2009, a ¥52.4 billion decrease compared with the three months ended December 31, 2008. This was due primarily to the fact that Hitachi recorded a net gain on securities and a foreign exchange gain in the three months ended December 31, 2009, while a net loss on securities and a foreign exchange loss had been recorded in the three months ended December 31, 2008. ¥2.8 billion net loss on the sale and disposal of rental assets and other property accounted for the majority of the other deductions.

Equity in net loss of affiliated companies in the three months ended December 31, 2009 was ¥6.0 billion, a ¥79.8 billion improvement compared with the three months ended December 31, 2008, due primarily to improved performance at Hitachi’s equity method affiliated company in the semiconductor industry.

As a result of the foregoing, income before income taxes of ¥57.6 billion was recorded in the three months ended December 31, 2009, a ¥231.2 billion improvement compared with the three months ended December 31, 2008.

Income taxes were ¥26.4 billion in the three months ended December 31, 2009, a ¥198.9 billion decrease compared with the three months ended December 31, 2008, due primarily to the fact that in the three months ended December 31, 2009, Hitachi did not recognize the valuation losses on deferred tax assets as it did in the three months ended December 31, 2008.

As a result, net income of ¥31.2 billion was recorded in the three months ended December 31, 2009, a ¥430.1 billion improvement compared with the three months ended December 31, 2008.

Net income attributable to noncontrolling interests of ¥9.3 billion was recorded in the three months ended December 31, 2009, compared with a net loss attributable to noncontrolling interests of ¥27.8 billion in the three months ended December 31, 2008, due to improvements in the business results of Hitachi’s listed subsidiaries, such as Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd.

As a result of the foregoing, net income attributable to Hitachi, Ltd. of ¥21.8 billion was recorded in the three months ended December 31, 2009, a ¥392.9 billion improvement compared with the three months ended December 31, 2008.

Business Results by Industry Segment

The following is a summary of Hitachi’s operations by industry segment. Revenues for each industry segment below include intersegment transactions.

(Information & Telecommunication Systems)

        Revenues in the Information and Telecommunications Systems segment in the three months ended December 31, 2009 were ¥532.0 billion, an 11% decrease compared with the three months ended December 31, 2008. While software revenues in the three months ended December 31, 2009 remained at the same level as in the three months ended December 31, 2008, services revenues decreased due primarily to constrained IT investments in the domestic markets, particularly in the financial and industrial sectors. Hardware revenues declined as HDD revenues dropped due to the effect of foreign currency fluctuations and revenues of the telecommunications network equipment declined due to the end of the cycle of initial investments related to NGNs (Next Generation Networks), partially offset by the solid sales of the disk array subsystems especially overseas and the positive effect from the consolidation of Hitachi Kokusai Electric Inc. in March 2009.

Operating income in the Information and Telecommunications Systems segment in the three months ended December 31, 2009 was ¥23.8 billion, a 38% decrease compared with the three months ended December 31, 2008, due to lower earnings from HDDs, telecommunications networks and services on the back of weaker sales, despite software business maintaining the same level of profitability as in the three months ended December 31, 2008.

(Electronic Devices)

Revenues in the Electronic Devices segment in the three months ended December 31, 2009 were ¥209.8 billion, a 19% decrease compared with the three months ended December 31, 2008. This was attributable to lower revenues from semiconductor- and LCD-related production equipment at Hitachi High-Technologies Corporation, amid reduced capital investments among customers, and lower sales of LCDs, particularly those for game consoles. Operating income in the Electronic Devices segment in the three months ended December 31, 2009 was ¥0.5 billion, an 85% decrease compared with the three months ended December 31, 2008, due primarily to a drop in profitability caused by falling revenues.

(Power & Industrial Systems)

Revenues in the Power & Industrial Systems segment in the three months ended December 31, 2009 were ¥760.6 billion, an 8% increase compared with the three months ended December 31, 2008, due primarily to an increase in the automotive systems revenues because of the recovery in car sales thanks to the positive impact of the various countries’ economic stimulus measures, as well as the firm growth in sales of thermal power plant equipment overseas, despite Hitachi Construction Machinery Co., Ltd. recording lower revenues due to the effect of falling global demand. The consolidation of Hitachi Koki Co., Ltd. in March 2009 also boosted revenues in the segment.

Operating income in the Power & Industrial Systems segment was ¥23.6 billion in the three months ended December 31, 2009, a ¥49.1 billion improvement compared with the three months ended December 31, 2008. Although Hitachi Construction Machinery Co., Ltd. recorded lower earnings because of falling sales, earnings from automotive systems business improved due to increased revenues and the effect of the business structural reforms, and the power systems also showed improved performance due primarily to better project management.

(Digital Media & Consumer Products)

Revenues in the Digital Media & Consumer Products segment in the three months ended December 31, 2009 were ¥262.3 billion, a 15% decrease compared with the three months ended December 31, 2008 due primarily to lower sales of air conditioners amid reduced capital investment, and a reduction in overseas distribution channels for flat-panel TVs as part of Hitachi’s business structural reforms, partially offset by an increase in revenues from optical disk drive-related products.

In the Digital Media & Consumer Products segment, operating income of ¥4.1 billion was recorded in the three months ended December 31, 2009, a ¥20.3 billion improvement compared with the three months ended December 31, 2008, despite impact of decline in sales. This was due to the fact that the performance of flat-panel TV business improved thanks to the progress in the structural reforms, including the switch of plasma panel procurement from in-house manufacturing to external procurement and the restructuring of overseas distribution channels. Moreover, sales of optical disk drive-related products business also improved.

(High Functional Materials & Components)

Revenues in the High Functional Materials & Components segment in the three months ended December 31, 2009 were ¥326.6 billion, a 13% decrease compared with the three months ended December 31, 2008. This decrease was due to the decline in revenues of Hitachi Metals, Ltd. and Hitachi Cable, Ltd. on stagnant market demand, partially offset by an increase in sales of LCD- and semiconductor-related products at Hitachi Chemical Co., Ltd., which was driven by the growing demand in China. In the High Functional Materials & Components segment, operating income of ¥18.7 billion was recorded in the three months ended December 31, 2009, a ¥19.2 billion improvement compared with the three months ended December 31, 2008, as a result of the increase in sales of LCD- and semiconductor-related products, along with the benefits of cutting fixed costs and procurement costs.

(Logistics, Services & Others)

Revenues in the Logistics, Services & Others segment in the three months ended December 31, 2009 were ¥241.5 billion, a 2% decrease compared with the three months ended December 31, 2008, due primarily to lower revenues at Hitachi Transport System, Ltd. because of stagnant demand. Operating income in the Logistics, Services & Others segment in the three months ended December 31, 2009 was ¥4.8 billion, a 5% increase compared with the three months ended December 31, 2008.

(Financial Services)

Revenues in the Financial Services segment in the three months ended December 31, 2009 were ¥92.4 billion, a 10% increase compared with the three months ended December 31, 2008, due primarily to Hitachi Capital Corporation’s recording revenues from large cancellation penalty payments, partially offset by lower lease transaction volumes particularly in the domestic corporate business and overseas business. Operating income in the Financial Services segment in the three months ended December 31, 2009 was ¥3.7 billion, a 72% increase compared with the three months ended December 31, 2008, as Hitachi Capital Corporation made progress in cutting operating costs and financing costs.

Business Results by Geographic Segment

The following is a summary of Hitachi’s operations by geographic segment. Revenues for each geographic segment below include intersegment transactions.

(Japan)

Revenues in Japan in the three months ended December 31, 2009 were ¥1,667.4 billion, a 7% decrease compared with the three months ended December 31, 2008, due primarily to lower revenues from construction machinery, semiconductor manufacturing equipment and metal materials businesses due to weakening demand for semiconductors, industrial equipment and other products. In Japan, operating income of ¥35.3 billion was recorded in the three months ended December 31, 2009, a ¥48.5 billion improvement compared with the three months ended December 31, 2008, due primarily to improvement in automotive systems and flat-panel TVs.

(Asia)

Revenues in Asia in the three months ended December 31, 2009 were ¥486.2 billion, a 7% decrease compared with the three months ended December 31, 2008, due primarily to a decrease in revenues from HDDs and LCDs, despite favorable growth in construction machinery in China. Operating income in Asia in the three months ended December 31, 2009 was ¥34.4 billion, a 78% increase compared with the three months ended December 31, 2008, due primarily to the firm growth of the construction machinery business in China and increased earnings from elevators and escalators.

(North America)

Revenues in North America in the three months ended December 31, 2009 were ¥195.8 billion, a 12% decrease compared with the three months ended December 31, 2008, due primarily to lower revenues from HDDs as impacted by foreign exchange fluctuations. In North America, operating income of ¥5.2 billion was recorded in the three months ended December 31, 2009, a 104% increase compared with the three months ended December 31, 2008, due primarily to the increased earnings from the storage solutions business.

(Europe)

Revenues in Europe in the three months ended December 31, 2009 were ¥200.7 billion, a 20% increase compared with the three months ended December 31, 2008, due primarily to the increased revenues from thermal power plant equipment, as well as the recording of sales from a large order of railway vehicles in the UK. In Europe, operating income of ¥8.6 billion was recorded in the three months ended December 31, 2009, a ¥21.9 billion improvement compared with the three months ended December 31, 2008, as the power systems business showed improved performance on increased revenues from thermal power plant equipment and better project management, more than offsetting the decreased earnings from the storage solutions business.

(Other Areas)

Revenues in other areas in the three months ended December 31, 2009 were ¥43.7 billion, an 11% increase compared with the three months ended December 31, 2008, due primarily to the increased revenues from thermal power plant equipment in South Africa. Operating income in other areas in the three months ended December 31, 2009 was ¥1.8 billion, a 7% decrease compared with the three months ended December 31, 2008, due primarily to a decline in earnings from mineral mining machinery in Australia.

(2) Summary of Financial Position, etc.

Liquidity and Capital Resources

In the three months ended December 31, 2009, there were no material changes in Hitachi’s policies with regard to maintaining liquidity and securing capital, efforts to improve fund management efficiency, and ideas regarding funding sources and fundraising. In addition, in the three months ended December 31, 2009, there were no changes in Hitachi’s debt ratings. In December 2009, the Company issued new shares worth ¥253.5 billion by public offering, etc. and bonds with stock acquisition rights worth ¥100.0 billion for the purpose of financing capital expenditures and investments to bolster the Social Innovation Business, as well as maintaining and reinforcing Hitachi’s financial position.

Cash Flows

(Cash flows from operating activities)

Hitachi posted a net income of ¥31.2 billion in the three months ended December 31, 2009, a ¥430.1 billion improvement compared with the three months ended December 31, 2008. Deferred income taxes decreased ¥184.2 billion in the three months ended December 31, 2009, to ¥6.9 billion, compared with the three months ended December 31, 2008, reflecting a significant one-time write-down of the deferred tax assets in the three months ended December 31, 2008. Increase in inventories in the three months ended December 31, 2009 was ¥75.9 billion, a ¥144.6 billion decrease compared with the three months ended December 31, 2008, due to efforts to maintain adequate inventory control. Increase in receivables in the three months ended December 31, 2009 was ¥52.9 billion, a ¥203.2 billion increase compared with the three months ended December 31, 2008. As a result of the foregoing, there was a ¥54.6 billion cash inflow from operating activities in the three months ended December 31, 2009, while net cash of ¥120.2 billion was used in operating activities in the three months ended December 31, 2008.

(Cash flows from investing activities)

Capital expenditures in the three months ended December 31, 2009 were ¥70.0 billion, a ¥20.0 billion decrease compared with the three months ended December 31, 2008, due to a stricter selection of investments. In the three months ended December 31, 2009, a net sum of ¥62.1 billion was recorded as investments related to property, plant and equipment, where the collection of investments in leases and the proceeds from disposal of rental assets and other property is subtracted from the amount of capital expenditures and the purchase of assets to be leased, which is a ¥34.2 billion decrease compared with the three months ended December 31, 2008. Proceeds from sale of investments in securities and other were ¥4.8 billion in the three months ended December 31, 2009, a ¥2.7 billion increase compared with the three months ended December 31, 2008, while purchase of investments in securities and other in the three months ended December 31, 2009 were ¥4.0 billion, a ¥5.0 billion decrease compared with the three months ended December 31, 2008. As a result of the foregoing, investing activities used net cash of ¥88.3 billion in the three months ended December 31, 2009, a ¥45.8 billion decrease compared with the three months ended December 31, 2008.

(Cash flows from financing activities)

Increase in short-term debt was ¥87.4 billion in the three months ended December 31, 2009, a ¥275.2 billion decrease compared with the three months ended December 31, 2008. This decrease was due primarily to the fact that Hitachi had issued commercial papers in the three months ended December 31, 2008. As a result of Hitachi’s issuance of bonds with stock acquisition rights as well as new shares in the three months ended December 31, 2009, proceeds from long-term debt was ¥246.7 billion in the three months ended December 31, 2009, a ¥161.5 billion increase compared with the three months ended December 31, 2008, while proceeds from issuance of common stock was ¥252.4 billion in the three months ended December 31, 2009. Payments on long-term debt was ¥177.1 billion in the three months ended December 31, 2009, a ¥94.2 billion increase compared with the three months ended December 31, 2008, due primarily to the redemption of the Company’s Euro Yen bonds with stock acquisition rights. Purchase of shares of consolidated subsidiaries from noncontrolling interest holders was ¥259.9 billion in the three months ended December 31, 2009, due primarily to the expenditure with regard to the tender offers for the shares of five listed consolidated subsidiaries. As a result of the foregoing, cash inflow from financing activities was ¥141.9 billion in the three months ended December 31, 2009, a ¥202.4 billion decrease compared with the three months ended December 31, 2008.

The net result of the above items in the three months ended December 31, 2009 amounted to ¥726.1 billion in cash and cash equivalents, a ¥108.7 billion increase compared with the three months ended September 30, 2009. Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of ¥33.7 billion, a ¥220.6 billion improvement compared with the three months ended December 31, 2008.

Assets, Liabilities, and Stockholders’ Equity

Total assets as of December 31, 2009 were ¥8,978.4 billion, a ¥425.2 billion decrease from March 31, 2009, due primarily to a decrease in cash and cash equivalents caused by repayment of short-term debt, and a reduction in accounts receivable due to lower revenues and efforts to reduce receivables for better capital efficiency, as well as a reduction in capital expenditure as a result of stricter selection of investments.

Total short-term and long-term debt as of December 31, 2009 was ¥2,714.0 billion, a ¥106.1 billion decrease from March 31, 2009. Although Hitachi borrowed money to finance tender offers for the shares of five listed consolidated subsidiaries and issued bonds with stock acquisition rights worth ¥100.0 billion in December 2009, the Company continued to repay short-term debt, which had increased since March 31, 2009 to secure cash in hand, and redeemed its Euro Yen bonds with stock acquisition rights worth ¥100.0 billion in October 2009.

Noncontrolling interests as of December 31, 2009 were ¥931.9 billion, a ¥197.4 billion decrease from March 31, 2009, due primarily to the purchase of the shares of five listed consolidated subsidiaries through tender offers.

Total Hitachi, Ltd. stockholders’ equity as of December 31, 2009 was ¥1,164.4 billion, a ¥114.5 billion increase from March 31, 2009, due primarily to the issuance of shares by public offering, etc. in December 2009, despite recording a net loss attributable to Hitachi, Ltd. in the nine months ended December 31, 2009. As a result of the above, as of December 31, 2009, the ratio of Hitachi, Ltd. stockholders’ equity to total assets was 13.0%, compared with 11.2% as of March 31, 2009. The ratio of total short-term and long-term debt to total equity as of December 31, 2009 was 1.29, remaining at the same level as at March 31, 2009.

(3) Business Strategy

There was no material change in Hitachi’s business strategy during the three months ended December 31, 2009.

4. Research and Development Expense (Consolidated basis)

(Billions of yen)
Industry Segment	Third Quarter of Fiscal 2009
Information & Telecommunication Systems	35.0
Electronic Devices	10.4
Power & Industrial Systems	22.6
Digital Media & Consumer Products	6.0
High Functional Materials & Components	11.3
Logistics, Services & Others	0.5
Financial Services	0.0
Corporate	4.0

Total	90.2

Capital Investment (Consolidated basis)

(Billions of yen)
Industry Segment	Third Quarter of Fiscal 2009
Information & Telecommunication Systems	12.0
Electronic Devices	4.2
Power & Industrial Systems	22.2
Digital Media & Consumer Products	4.3
High Functional Materials & Components	11.0
Logistics, Services & Others	4.4
Financial Services	66.2
Eliminations & Corporate items	(4.2)

Total	120.4

Note: The amount shown in the table above includes investment in leasing assets.

Information on the Company

1. Capital as of December 31, 2009                                             408,809 million yen

2. Matters Concerning Shares

Authorized (Common Stock)	10,000,000,000 shares
Shares Issued (Common Stock)
Number of shares issued as of December 31, 2009:	4,518,126,056 shares
Number of shares issued as of February 12, 2010:	4,518,126,056 shares

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the New York Stock Exchange overseas.

3. Matters Concerning Stock Acquisition Rights, etc. (As of December 31, 2009)

Bond with Stock Acquisition Rights

Name of Stock Acquisition Rights	130% Call Option Attached Unsecured Convertible Bond Type Bonds with Stock Acquisition Rights (8th Series) (with inter-bond pari passu clause)
Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Common Stock 315,457,413 shares
Amount to Be Paid upon Exercise of Stock Acquisition Rights	¥317 per share
Period during Which Stock Acquisition Rights May Be Exercised	From January 4, 2010 to December 10, 2014

4. Major Shareholders

		(As of December 31, 2009)
	Name of Shareholders	Number of Shares Owned (Shares)	Percentage to Total Shares Issued (%)
1	The Master Trust Bank of Japan, Ltd. (Trust Account)	299,060,000	6.62
2	Japan Trustee Services Bank, Ltd. (Trust Account)	238,631,000	5.28
3	NATS CUMCO	151,609,140	3.36
4	Hitachi Employees’ Shareholding Association	119,563,952	2.65
5	Nippon Life Insurance Company	98,173,195	2.17
6	State Street Bank and Trust Company 505224	89,201,340	1.97
7	The Dai-Ichi Mutual Life Insurance Company	71,361,222	1.58
8	SSBT OD05 Omnibus Account China Treaty Clients 808150	67,919,031	1.50
9	Meiji Yasuda Life Insurance Company	48,159,618	1.07
10	State Street Bank and Trust Company 505225	45,031,025	1.00

Notes:	1.	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.
	2.	The number of shares held by The Dai-Ichi Mutual Life Insurance Company includes its contribution of 6,560,000 shares to the retirement allowance trust (the holder of said shares, as listed in the Shareholders’ Register, is “Dai-Ichi Life Insurance Account, Retirement Allowance Trust, Mizuho Trust & Banking Co., Ltd.”)
	3.	Hitachi, Ltd. (Treasury Stock), which was within top ten shareholders as of September 30, 2009, was not in top ten as of December 31, 2009. State Street Bank and Trust Company 505225 came into top ten shareholders as of December 31, 2009.
	4.	The Company received copies of filing made to the Kanto Local Finance Bureau. This filing represents report on beneficial ownership of more than 5% of total issued voting shares under the Financial Instruments and Exchange Law of Japan. The summary of the copies is as follows.

(i)

Name of reporting person	Nomura Securities Co., Ltd. etc.
Date of event which requires reporting	October 30, 2009
Amount of shares beneficially owned by the reporting person	60,839,724 shares
Percentage to total shares issued	1.81%

(ii)

Name of reporting person	Mitsubishi UFJ Trust and Banking Corporation etc.
Date of event which requires reporting	December 28, 2009
Amount of shares beneficially owned by the reporting person	270,491,767 shares
Percentage to total shares issued	5.97%

5. Total Number of Voting Rights Held by All The Shareholders

4,446,313 voting rights (as of December 31, 2009)

6. Share Price

The following table sets forth the reported high and low prices of the Company’s common stock on the first section of the Tokyo Stock Exchange.

	Price Per Share of Common Stock
	(Yen)
	High	Low
Monthly Information

April 2009	346	264
May 2009	404	305
June 2009	334	297
July 2009	323	262
August 2009	337	315
September 2009	331	275
October 2009	314	266
November 2009	306	228
December 2009	287	227

7. Change in Senior Management

New Executive Officer (Effective July 1, 2009)

Name (Date of birth)	Position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions	Share ownership
Makoto Ebata (Feb. 23, 1947)	Vice President and Executive Officer (Procurement)	7/2009	Vice President and Executive Officer, Hitachi, Ltd.	37,000 shares
		4/2008	Deputy Chairman, Hitachi Europe Ltd.
		4/2004	Vice President and Executive Officer (Retired in March 2008)
		6/2003	Executive Officer
		2/2002	General Manager, Group Management Office
		4/1970	Joined Hitachi, Ltd.

(Note) The term of office of Mr. Makoto Ebata will expire on March 31, 2010.

Change in Responsibility of Executive Officer (Effective July 1, 2009)

Name	Former Position (Responsibility of Executive Officer as authorized by the Board of Directors)	New Position (Responsibility of Executive Officer as authorized by the Board of Directors)
Taiji Hasegawa	Representative Executive Officer Senior Vice President and Executive Officer (Procurement)	Representative Executive Officer Senior Vice President and Executive Officer (Procurement, motor power systems and battery systems business)

The Board of Directors of the Company decided the following executive change on February 4, 2010.

New Executive Officers [Effective April 1, 2010]

Name (Date of birth)	Position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions	Share ownership
Nobuo Mochida (Apr. 1, 1947)	Representative Executive Officer Executive Vice President and Executive Officer	6/2006	Director, Representative Executive Officer, President and Chief Executive Officer of Hitachi Metals, Ltd. (Currently in office)	8,000 shares
	(Corporate planning, high functional materials & components, quality assurance and production engineering)	4/1970	Joined Hitachi Metals, Ltd.

Yoshito Tsunoda (Sep. 20, 1944)	Senior Vice President and Executive Officer (Motor power systems and battery systems business)	4/2006	Director, Representative Executive Officer, President and Chief Executive Officer of Hitachi Maxell, Ltd. (Currently in office)	31,000 shares
		6/2005	Director, Senior Vice President and Executive Officer of Hitachi Maxell, Ltd.
		4/2005	Senior Vice President and Executive Officer of Hitachi Maxell, Ltd.
		6/2003	Vice President and Executive Officer (Retired in March 2005)
		4/2003	President & CEO, Urban Planning and Development Systems
		4/1971	Joined Hitachi, Ltd.

Yutaka Saito (Dec. 11, 1954)	Vice President and Executive Officer (Information & control systems business)	10/2009	President & CEO of Information & Control Systems Company	3,000 shares
		4/1979	Joined Hitachi, Ltd.

Yoshihiko Mogami (Aug. 1, 1953)	Vice President and Executive Officer (Information & telecommunication systems business (system solutions business))	10/2009	Chief Operating Officer of System Solutions Business, Information & Telecommunication Group, Information & Telecommunication Systems Company	9,000 shares
		4/1976	Joined Hitachi, Ltd.

Masahide Tanigaki (Jan. 11, 1951)	Vice President and Executive Officer (Sales operations, Hitachi group global business and corporate export regulation)	10/2009	Deputy General Manager of Power Systems Sales Management Division, Power Systems Company	19,400 shares
		4/1975	Joined Hitachi, Ltd.

Ryuichi Kitayama (Feb. 4, 1952)	Vice President and Executive Officer (Sales operations)	10/2009	Chief Marketing Officer of Information & Telecommunication Group, Information & Telecommunication Systems Company	13,000 shares
		4/1976	Joined Hitachi, Ltd.

(Note) The term of office of the executive officers above will expire on March 31, 2011.

Retirement of Executive Officers [Effective March 31, 2010]

Name	Position (Responsibility of Executive Officer as authorized by the Board of Directors)
Koichiro Nishikawa	Senior Vice President and Executive Officer (Business development)

Taiji Hasegawa	Representative Executive Officer Senior Vice President and Executive Officer (Procurement, motor power systems and battery systems business)

Shozo Saito	Senior Vice President and Executive Officer (Environmental strategies, quality assurance, production engineering and power systems engineering)

Koushi Nagano	Vice President and Executive Officer (Sales operations and Hitachi group global business)

Masao Hisada	Vice President and Executive Officer (Hitachi group global business and corporate export regulation)

Change in Responsibility of Executive Officers [Effective April 1, 2010]

Name	New Position (Responsibility of Executive Officer as authorized by the Board of Directors)	Former Position (Responsibility of Executive Officer as authorized by the Board of Directors)
Takashi Kawamura	Representative Executive Officer Chairman and Chief Executive Officer (Management in general)	Representative Executive Officer Chairman, President and Chief Executive Officer (Overall management)

Hiroaki Nakanishi	Representative Executive Officer President (Overall management, power systems business, industrial & social infrastructure systems business)	Representative Executive Officer
Executive Vice President and Executive Officer
(Power systems business, industrial systems business, urban planning and development systems business, automotive systems business, quality assurance and production engineering)

Kazuhiro Mori	Representative Executive Officer
Executive Vice President and Executive Officer
	(Automotive systems business, motor power systems, battery systems business, sales operations, Hitachi group global business, procurement, corporate export regulation, medical systems business and business incubation)	Representative Executive Officer Executive Vice President and Executive Officer (Sales operations, Hitachi group global business, corporate export regulation and business incubation)

Name	New Position (Responsibility of Executive Officer as authorized by the Board of Directors)	Former Position (Responsibility of Executive Officer as authorized by the Board of Directors)
Takashi Hatchoji	Representative Executive Officer
Executive Vice President and Executive Officer
(Urban planning and development systems business, defense systems business, corporate planning, environmental strategies, human capital, legal and corporate communications, corporate brand and corporate auditing)	Representative Executive Officer
Executive Vice President and Executive Officer
(Corporate planning, environmental strategies, human capital, legal and corporate communications, corporate brand and corporate auditing)

Takashi Miyoshi	Representative Executive Officer Executive Vice President and Executive Officer (Management reform, finance, corporate pension system, business development and consumer business)	Representative Executive Officer
Executive Vice President and Executive Officer
(Management reform, finance, corporate pension system, Hitachi group management, business development and consumer business)

Naoya Takahashi	Representative Executive Officer
Executive Vice President and Executive Officer
	(Information & telecommunication systems business, information & control systems business, research & development and information technology)	Representative Executive Officer Executive Vice President and Executive Officer (Information & telecommunication systems business, research & development and information technology)

Toyoaki Nakamura	Representative Executive Officer Senior Vice President and Executive Officer (Finance and corporate pension system)	Representative Executive Officer Senior Vice President and Executive Officer (Finance, corporate pension system and Hitachi group management)

Gaku Suzuki	Vice President and Executive Officer (Industrial & social infrastructure systems business)	Vice President and Executive Officer (Industrial systems business)

Kaichiro Sakuma	Vice President and Executive Officer (Information & telecommunication systems business (platform systems business))	Vice President and Executive Officer (Information & telecommunication systems business (system solutions business))

Shigeru Azuhata	Vice President and Executive Officer (Research & development, environmental strategies and medical systems business)	Vice President and Executive Officer (Research & development and environmental strategies)

Masahiro Kitano	Vice President and Executive Officer (Environmental strategies, quality assurance and production engineering)	Vice President and Executive Officer (Information & telecommunication systems business (platform systems business))

Financial Statements

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries

December 31, 2009 and March 31, 2009

	Millions of yen
Assets	December 31, 2009	March 31, 2009
Current assets:
Cash and cash equivalents	726,161	807,926
Short-term investments (note 3)	13,832	8,654

Trade receivables, net of allowance for doubtful receivables of ¥44,122 million as of December 31, 2009 and ¥46,486 million as of March 31, 2009:
Notes (notes 5 and 12)	113,594	105,218
Accounts (note 5)	1,844,039	2,028,060
Investments in leases (note 5)	188,181	170,340
Inventories (note 4)	1,443,878	1,456,271
Prepaid expenses and other current assets	462,746	488,930

Total current assets	4,792,431	5,065,399

Investments and advances, including affiliated companies (note 3)	696,821	693,487
Property, plant and equipment:
Land	471,782	464,935
Buildings	1,923,096	1,915,992
Machinery and equipment	5,584,430	5,640,623
Construction in progress	69,699	86,842

	8,049,007	8,108,392
Less accumulated depreciation	5,787,742	5,714,446

Net property, plant and equipment	2,261,265	2,393,946

Other assets (note 6)	1,227,979	1,250,877

Total assets	8,978,496	9,403,709

See accompanying notes to consolidated financial statements.

	Millions of yen
Liabilities and Equity	December 31, 2009	March 31, 2009
Current liabilities:
Short-term debt	828,080	998,822
Current portion of long-term debt	304,185	531,635

Trade payables:
Notes	27,751	39,811
Accounts	1,092,638	1,138,770
Accrued expenses (note 12)	802,424	878,454
Income taxes	26,271	24,689
Advances received	416,836	386,519
Other current liabilities	512,153	623,204

Total current liabilities	4,010,338	4,621,904

Long-term debt	1,581,739	1,289,652
Retirement and severance benefits	1,023,199	1,049,597
Other liabilities	266,819	263,204

Total liabilities	6,882,095	7,224,357

Equity (note 11):
Common stock (note 9)	408,809	282,033
Capital surplus	622,248	560,066
Legal reserve and retained earnings	709,101	820,440
Accumulated other comprehensive loss	(549,512)	(586,351)
Treasury stock, at cost (note 10)	(26,147)	(26,237)

Total Hitachi, Ltd. Stockholders’ equity	1,164,499	1,049,951

Noncontrolling interests	931,902	1,129,401

Total equity	2,096,401	2,179,352

Commitments and contingencies (note 12)

Total liabilities and equity	8,978,496	9,403,709

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Nine months ended December 31, 2009 and 2008

	Millions of yen
	2009	2008
Revenues	6,282,864	7,571,120

Cost of sales	(4,824,521)	(5,854,274)
Selling, general and administrative expenses	(1,416,743)	(1,534,288)

Impairment losses for long-lived assets (note 13)	(1,951)	(57,129)
Restructuring charges (note 14)	(16,312)	(7,647)
Interest income	8,493	17,346
Dividends income	4,342	5,995
Gains on sales of stock by subsidiaries or affiliated companies	183	360
Other income (note 15)	—	5,203
Interest charges	(19,984)	(27,302)
Other deductions (note 15)	(24,202)	(72,844)
Equity in net loss of affiliated companies	(44,703)	(82,027)

Loss before income taxes	(52,534)	(35,487)

Income taxes (note 7)	(55,136)	(299,183)

Net loss	(107,670)	(334,670)

Less net income attributable to noncontrolling interests	3,669	22,242

Net loss attributable to Hitachi, Ltd.	(111,339)	(356,912)

	Yen
Net loss attributable to Hitachi, Ltd. stockholders per share (note 16):
Basic	(32.78)	(107.38)
Diluted	(32.78)	(107.51)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Three months ended December 31, 2009 and 2008

	Millions of yen
	2009	2008
Revenues	2,157,906	2,260,573

Cost of sales	(1,624,195)	(1,780,780)
Selling, general and administrative expenses	(467,351)	(494,317)

Impairment losses for long-lived assets (note 13)	(587)	(12,444)
Restructuring charges (note 14)	(2,675)	(2,459)
Interest income	2,625	4,617
Dividends income	862	1,565
Other income (note 15)	6,482	—
Interest charges	(6,426)	(9,029)
Other deductions (note 15)	(3,018)	(55,482)
Equity in net loss of affiliated companies	(6,018)	(85,874)

Income (loss) before income taxes	57,605	(173,630)

Income taxes (note 7)	(26,401)	(225,319)

Net income (loss)	31,204	(398,949)

Less net income (loss) attributable to noncontrolling interests	9,322	(27,850)

Net income (loss) attributable to Hitachi, Ltd.	21,882	(371,099)

	Yen
Net income (loss) attributable to Hitachi, Ltd. stockholders per share (note 16):
Basic	6.18	(111.65)
Diluted	6.02	(111.65)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries

Nine months ended December 31, 2009 and 2008

	Millions of yen
	2009	2008
Cash flows from operating activities:
Net loss	(107,670)	(334,670)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	333,085	364,835
Amortization	86,570	105,550
Impairment losses for long-lived assets	1,951	57,129
Deferred income taxes	23,517	187,484
Equity in net loss of affiliated companies	44,703	82,027
Gain on sale of investments in securities and other	(5,042)	(1,397)
Impairment of investments in securities	13,925	22,841
Loss on disposal of rental assets and other property	13,403	9,651
Decrease in receivables	177,137	371,019
Increase in inventories	(15,204)	(414,522)
(Increase) decrease in prepaid expenses and other current assets	38,165	(38,100)
Decrease in payables	(55,112)	(144,333)
Decrease in accrued expenses and retirement and severance benefits	(49,296)	(125,762)
Increase (decrease) in accrued income taxes	1,537	(34,039)
Increase (decrease) in other current liabilities	(81,313)	8,114
Net change in inventory-related receivables from financial services	(4,683)	3,700
Other	(28,488)	7,149

Net cash provided by operating activities	387,185	126,676

Cash flows from investing activities:
Decrease in short-term investments	1,082	50,217
Capital expenditures	(226,016)	(320,919)
Purchase of assets to be leased	(168,325)	(239,521)
Collection of investments in leases	122,385	176,721
Proceeds from disposal of rental assets and other property	27,887	42,846
Proceeds from sale of investments in securities and other	11,953	42,559
Purchase of investments in securities and other	(44,750)	(38,056)
Purchase of software	(70,301)	(88,162)
Other	1,812	(2,629)

Net cash used in investing activities	(344,273)	(376,944)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(164,543)	341,602
Proceeds from long-term debt	564,400	244,930
Payments on long-term debt	(493,778)	(265,007)
Proceeds from issuance of common stock	252,447	—
Proceeds from sale of common stock by subsidiaries	504	674
Dividends paid to Hitachi, Ltd. stockholders	(134)	(19,937)
Dividends paid to noncontrolling interests	(21,493)	(23,777)
Acquisition of common stock for treasury	(92)	(787)
Proceeds from sales of treasury stock	83	478
Purchase of shares of consolidated subsidiaries from noncontrolling interest holders	(260,390)	—
Other	(594)	(676)

Net cash provided by (used in) financing activities	(123,590)	277,500

Effect of exchange rate changes on cash and cash equivalents	(1,087)	(40,800)

Net decrease in cash and cash equivalents	(81,765)	(13,568)
Cash and cash equivalents at beginning of period	807,926	560,960

Cash and cash equivalents at end of period	726,161	547,392

See accompanying notes to consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company’s and its subsidiaries’ businesses are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

(2)	Basis of Presentation and Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Company and its domestic subsidiaries keep their books of account in accordance with the financial accounting standards of Japan, and its foreign subsidiaries in accordance with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b)	Accounting Standards Codification issued by the FASB

The Company adopted the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board (the FASB) as of September 30, 2009. The ASC is established as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rules and interpretive releases of the United States Securities and Exchange Commission (the SEC) under authority of federal securities laws are also sources of authoritative accounting principles generally accepted in the United States for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates (ASUs). ASUs will not be authoritative. Instead, they will only serve to update the ASC. These changes and the ASC itself do not change accounting principles generally accepted in the United States. Other than the manner in which accounting guidance is referenced, the adoption of these changes had no effect on the Company’s consolidated financial statements.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which the Company or any of its consolidated entities is the primary beneficiary. The definition of a VIE is included in ASC 810, “Consolidation.” This guidance addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries whose closing dates differ from December 31 by 93 days or less to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their closing dates to December 31. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies, where the Company has the ability to exercise significant influence over operational and financial policies generally by holding 20 - 50% ownership, are accounted for under the equity method. Investments where the Company does not have significant influence are accounted for under the cost method.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

(d)	Income Taxes

The Company computes interim income tax provisions by applying an estimated annual effective tax rate, which is reasonably determined considering the factors that will affect the tax rate including events that do not have tax consequences, tax credits and valuation allowances, to income before income taxes in accordance with the provisions for interim reporting included in ASC 740, “Income Taxes.” The effect of a change as a result of a change in judgement about the realizability of the related deferred tax asset is recognized in the interim period in which the change occurs.

(e)	Disclosures about Segments of an Enterprise and Related Information

ASC 280, “Segment Reporting,” establishes guidance about how a public business enterprise is required to report financial and descriptive information about its operating segments. This guidance defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. Furthermore, the guidance requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. Certain foreign private issuers (FPIs) are presently exempted from the segment disclosure requirements of ASC 280 in filings with the SEC under the Securities Exchange Act of 1934, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements based on ASC 280. However, in September 2008, the SEC issued its “Foreign Issuer Reporting Enhancements” (FIRE) rule. The FIRE rule eliminates an instruction to the Form 20-F that is filed under the Securities Exchange Act of 1934 that permitted certain FPIs to omit segment disclosures required by ASC 280, as well as other enhancements. This aspect of the FIRE rule regarding elimination of ability to omit segment disclosures is effective for fiscal years ending on or after December 15, 2009.

(f)	Accounting Changes

The Company adopted the provisions of ASC 805, “Business Combinations,” and the provisions regarding noncontrolling interests in a subsidiary of ASC 810 on April 1, 2009. These provisions improve and simplify the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The provisions of ASC 805 require an acquiring entity in a business combination to recognize all the assets acquired, liabilities assumed and any noncontrolling interest in an acquiree at the full amount of their fair values as of the acquisition date. Also, the related provisions of ASC 810 clarify that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements and all the transactions resulting in changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions. For the nine and three months ended December 31, 2009, the adoption of the provisions of ASC 805 did not have a material effect on the Company’s consolidated financial statements. The changes in equity resulting from accounting treatment in accordance with the provisions of ASC 810 are presented in note 11. For the nine months ended December 31, 2009, the Company has omitted a part of disclosures related to the changes in the ownership interests in its subsidiaries required by ASC 810.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

The Company adopted the provisions regarding fair value measurements that are included primarily in ASC 820, “Fair Value Measurements and Disclosures,” on April 1, 2009, for non-recurring valuations of non-financial assets and non-financial liabilities, such as those used in measuring impairments of goodwill, other intangible assets, other long-lived assets and fair value measurements of non-financial assets acquired and non-financial liabilities assumed in business combinations consummated after the effective date. The adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

The Company adopted the provisions of ASC 470, “Debt,” related to debt with conversion and other options on April 1, 2009. These provisions require that issuers of convertible debt instruments that may be settled in cash or other assets upon conversion separately account for the liability and equity components in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The requirements must be applied retrospectively to all periods presented. For the nine and three months ended December 31, 2009, the adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

The Company adopted the provisions of ASC 320, “Investment – Debts and Equity Securities,” related to recognition and presentation of other-than-temporary impairments on April 1, 2009. These provisions modify the existing model for recognition and measurement of impairment for debt securities. Under the provisions, an other-than-temporary impairment is triggered when there is intent to sell the impaired debt security, it is more likely than not that the impaired debt security will be required to be sold before recovery, or the holder is not expected to recover the entire amortized cost basis of the security. Additionally, the provisions change the presentation of an other-than-temporary impairment in the statement of operations for those impairments involving credit losses when the holder does not intend to sell the security and it is not more likely than not that the holder will be required to sell the security before recovery of its amortized cost basis. The credit loss component will be recognized in earnings and the remainder of the impairment will be recorded in other comprehensive income or loss. For the nine and three months ended December 31, 2009, the adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

The Company adopted the provisions of ASC 820 related to the determination of fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly on April 1, 2009. These provisions provide additional guidance for estimating fair value in accordance with other provisions of ASC 820 when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity. The provisions also include guidance on identifying circumstances that indicate a transaction is not orderly. For the nine and three months ended December 31, 2009, the adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

The Company adopted the provisions of ASC 820 which provides additional guidance, including illustrative examples, clarifying the measurement of liabilities at fair value. When a quoted price in an active market for the identical liability is not available, the guidance requires that the fair value of a liability be measured using one or more of the listed valuation techniques that should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. In addition, the guidance clarifies that when estimating the fair value of a liability, an entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The guidance also clarifies how the price of a traded debt security (an asset value) should be considered in estimating the fair value of the issuer’s liability. For the nine and three months ended December 31, 2009, the adoption of these provisions did not have a material effect on the Company’s consolidated financial statements.

(g)	Subsequent Events

The Company adopted the provisions of ASC 855, “Subsequent Events,” from the three months ended June 30, 2009. The Company evaluated subsequent events through February 12, 2010, the date the Company filed its quarterly report with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan.

(h)	Recently Issued Accounting Guidance

In December 2009, the FASB issued ASU2009-16, “Accounting for Transfers of Financial Assets.” As a result, the provisions of SFAS No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140,” issued in June 2009, have been included in ASC860, “ Transfers and Servicing.” These provisions remove the concept of a qualifying special-purpose entity and remove the exception from the application of variable interest accounting to qualifying special-purpose entities. This guidance modifies the financial-components approach used to account for transfers of financial assets, limits the circumstances in which a transferor derecognizes a portion or component of a financial asset when the transferor has not transferred the original financial asset to an entity and/or when the transferor has continuing involvement with the financial asset, and establishes the “participating interests” conditions for reporting a transfer. The provisions also require enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement. The provisions are effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The Company is currently evaluating the effect of adopting this guidance on the consolidated financial position and results of operations.

In December 2009, the FASB issued ASU2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” As a result, the provisions of SFAS No. 167, “Amendments to FASB Interpretation No. 46(R),” issued in June 2009, have been included in ASC810, “Consolidations.” These provisions establish how a company determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated. The determination of whether a company is required to consolidate an entity is based on qualitative information such as an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The provisions also require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. The provisions are effective for financial statements issued for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The Company is currently evaluating the effect of adopting this guidance on the consolidated financial position and results of operations.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements.” The consensus codified in ASU 2009-13 supersedes certain provisions regarding multiple element arrangements in ASC 605, “Revenue Recognition,” and requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices (the relative selling price method) following an established selling price hierarchy for determining the selling price of a deliverable, and eliminating the use of the residual method for multiple deliverable arrangements subject to ASC 605-25. The guidance in ASU 2009-13 requires both ongoing disclosures regarding an entity’s multiple-deliverable revenue arrangements as well as certain transitional disclosures during periods after adoption. All entities must have adopted the guidance in ASU 2009-13 no later than the beginning of their first fiscal year beginning on or after June 15, 2010. Entities may elect to adopt the guidance through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. Entities may elect earlier application. The Company is currently evaluating the effect of adopting the guidance in ASU 2009-13 on the consolidated financial position and results of operations.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements.” The consensus codified in ASU 2009-14 is expected to significantly affect how entities account for revenue arrangements that contain both tangible products and software elements. Currently, arrangements containing both tangible products and software are accounted for based on the provisions regarding revenue recognition included in ASC 985, “Software,” if the software is considered more than incidental to the product or service. The guidance in ASU 2009-14 changes revenue recognition for tangible products containing software elements and non-software elements that function together to deliver the tangible product’s essential functionality by eliminating them from the scope of ASC 985. The revised guidance must be adopted by all entities no later than fiscal years beginning on or after June 15, 2010. An entity must select the same transition method and same period for the adoption of both this guidance and the revisions to the multiple-deliverable revenue arrangements guidance required by ASU 2009-13. The Company is currently evaluating the effect of adopting the guidance in ASU 2009-14 on the consolidated financial position and results of operations.

(i)	Reclassifications

Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

The Company adopted the provisions of ASC 810 with respect to noncontrolling interest in a subsidiary on April 1, 2009. Noncontrolling interests, which were previously referred to as minority interests and were classified between liabilities and stockholders’ equity on the consolidated balance sheets as a separate component, are included in equity. In addition, consolidated net income (loss) on the consolidated statement of operations now includes the net income (loss) attributable to noncontrolling interests. As the presentation requirements of these provisions are applied retrospectively, the presentation of the prior year’s financial statements has been reclassified in conformity with the presentation of the financial statements for the nine and three months ended and as of December 31, 2009.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

(3)	Investments in Securities and Affiliated Companies

Short-term investments as of December 31, 2009 and March 31, 2009 are as follows:

	Millions of yen
	December 31, 2009	March 31, 2009
Investments in securities:
Available-for-sale securities
Governmental debt securities	3,971	6,510
Corporate debt securities	7,393	1,667
Other securities	2,149	301
Held-to-maturity securities	72	82
Trading securities	247	94

	13,832	8,654

Investments and advances, including affiliated companies as of December 31, 2009 and March 31, 2009 are as follows:

	Millions of yen
	December 31, 2009	March 31, 2009
Investments in securities:
Available-for-sale securities
Equity securities	149,192	120,434
Governmental debt securities	269	1,459
Corporate debt securities	29,621	27,328
Other securities	8,557	9,394
Held-to-maturity securities	204	204
Cost-method investments	48,918	53,325
Investments in affiliated companies	297,018	309,429
Advances and other	163,042	171,914

	696,821	693,487

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of December 31, 2009 and March 31, 2009.

	Millions of yen
	December 31, 2009
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Governmental debt securities	3,969	2	—	3,971
Corporate debt securities	7,382	24	13	7,393
Other securities	2,121	28	—	2,149

	13,472	54	13	13,513

Investments and advances:
Equity securities	90,082	61,849	2,739	149,192
Governmental debt securities	257	12	—	269
Corporate debt securities	26,681	3,139	199	29,621
Other securities	8,339	292	74	8,557

	125,359	65,292	3,012	187,639

	138,831	65,346	3,025	201,152

	Millions of yen
	March 31, 2009
	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
Short-term investments:
Governmental debt securities	6,500	10	—	6,510
Corporate debt securities	1,692	—	25	1,667
Other securities	301	4	4	301

	8,493	14	29	8,478

Investments and advances:
Equity securities	89,965	34,800	4,331	120,434
Governmental debt securities	1,614	7	162	1,459
Corporate debt securities	26,611	1,337	620	27,328
Other securities	9,373	93	72	9,394

	127,563	36,237	5,185	158,615

	136,056	36,251	5,214	167,093

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2009 and March 31, 2009.

	Millions of yen
	December 31, 2009
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Corporate debt securities	823	8	695	5

Investments and advances:
Equity securities	19,773	1,689	3,370	1,050
Corporate debt securities	132	19	7,914	180
Other securities	—	—	290	74

	19,905	1,708	11,574	1,304

	20,728	1,716	12,269	1,309

	Millions of yen
	March 31, 2009
	Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Corporate debt securities	1,288	9	279	16
Other securities	—	—	—	4

	1,288	9	279	20

Investments and advances:
Equity securities	21,836	3,092	4,336	1,239
Governmental debt securities	838	162	—	—
Corporate debt securities	3,089	156	10,220	464
Other securities	995	67	27	5

	26,758	3,477	14,583	1,708

	28,046	3,486	14,862	1,728

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

Equity securities consist primarily of stocks issued by Japanese listed companies. Governmental debt securities consist primarily of Japan treasury bonds. Corporate debt securities consist primarily of structured bonds. Other securities consist primarily of investments funds.

The proceeds from the sale of available-for-sale securities for the nine and three months ended December 31, 2009 were ¥2,789 million and ¥657 million, respectively. The gross realized gain on the sale of those securities for the nine and three months ended December 31, 2009 was ¥451 million and ¥12 million, respectively. The gross realized loss on the sale of those securities for the nine months ended December 31, 2009 was ¥2 million. There was no gross realized loss on the sale of those securities for the three months ended December 31, 2009.

The contractual maturities of debt securities and other securities classified as investments and advances in the consolidated balance sheet as of December 31, 2009 are as follows:

	Millions of yen
	Held-to-Maturity	Available-for-sale	Total
Due within five years	5	10,770	10,775
Due after five years through ten years	199	3,515	3,714
Due after ten years	—	24,162	24,162

	204	38,447	38,651

Expected redemptions may differ from contractual maturities because some of these securities are redeemable at the option of the issuers.

The aggregate carrying amounts of cost-method investments which were not evaluated for impairment as of December 31, 2009 and March 31, 2009 were ¥48,829 million and ¥51,197 million, respectively, mainly because it is not practicable to estimate the fair value of the investments due to lack of a market price and difficulty in estimating fair value without incurring excessive cost and the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on their fair value.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

(4)	Inventories

Inventories as of December 31, 2009 and March 31, 2009 are summarized as follows:

	Millions of yen
	December 31, 2009	March 31, 2009
Finished goods	525,152	617,526
Work in process	709,234	610,297
Raw materials	209,492	228,448

	1,443,878	1,456,271

(5)	Securitizations

The Company and certain subsidiaries securitize certain financial assets, such as lease, trade and mortgage loans receivable, and arrange other forms of asset-backed financing for the purpose of providing diversified and stable fund raising as part of their ongoing securitization activities. Historically, they have used both Hitachi-supported and third-party Special Purpose Entities (SPEs) to execute securitization transactions funded with commercial paper and other borrowings. The securitization transactions they engage in are similar to those used by many financial institutions.

Investors in these entities only have recourse to the assets owned by the entity and not to their general credit, unless noted below. They do not provide non-contractual support to SPEs and do not have implicit support arrangements with any SPEs. The majority of their involvement with SPEs relate to the securitization activities: assisting in the formation and financing of an entity, providing recourse, servicing the assets and receiving fees for services provided.

A portion of these lease, trade and mortgage loans receivable is transferred to SPEs sponsored by financial institutions, which operate those SPEs as a part of their businesses. Accordingly, the amount of assets transferred by the Company and its subsidiaries is considerably small compared to the total assets of the SPEs sponsored by these financial institutions that purchase a large amount of assets from entities other than the Company and its subsidiaries. In certain transactions, the Company’s subsidiaries retain subordinated interests in the transferred assets. In other transactions, investors have recourse with a scope that is considerably limited.

Most of the transactions transferring lease and mortgage loans receivable utilize securitization trusts. In those transactions, certain subsidiaries initially transfer the receivables to trusts that satisfy the conditions of Qualifying SPEs (QSPEs), and receive the beneficial interests in trusts originated from the transferred assets. Subsequently, the subsidiaries transfer the interests to and receive cash as consideration from SPEs that are not QSPEs, as a part of off-balance sheet arrangements.

The rest of these financial assets, consisting mainly of trade receivables, are transferred to QSPEs established by certain of the Company’s subsidiaries in the Cayman Islands. In those transactions, the Company and certain subsidiaries receive cash as consideration from QSPEs that are funded through the issuance of asset-backed securities or other borrowings from investors that are secured by the transferred assets. The Company and certain subsidiaries retain subordinated interests in the transferred assets relating to these transactions, or otherwise investors have recourse with considerably limited scope. Furthermore, the Company and certain subsidiaries retain servicing responsibility, and certain of the Company’s subsidiaries provide credit facilities to QSPEs in accordance with the service agency business contracts from which temporary payments on behalf of such QSPEs are made.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

As of December 31, 2009, the Company and its subsidiaries have three QSPEs with outstanding balances of transferred receivables. The Company and its subsidiaries do not hold any of the voting shares issued by those QSPEs, and none of the directors of those QSPEs are executives or employees of the Company or its subsidiaries. Additionally, the QSPEs also purchase receivables from third-party customers.

The transferred assets have similar risks and characteristics to the Company’s and subsidiaries’ receivables recorded on the consolidated balance sheets. Accordingly, the performance, such as collections or expected credit loss, of these transferred assets has been similar to the receivables recorded on the consolidated balance sheets; however, the blended performance of the pools of transferred assets reflects the eligibility screening requirements that the Company and subsidiaries apply to determine which receivables are selected for transfer. Therefore, the blended performance may differ from receivables recorded on the consolidated balance sheets.

Hitachi Capital Corporation and certain other financing subsidiaries sold lease receivables to SPEs that are not QSPEs. Gains recognized on the sale of these lease receivables for the nine and three months ended December 31, 2009 were ¥6,699 million and ¥1,835 million, respectively. The subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

The table below summarizes cash flows received from and paid to the SPEs during the nine and three months ended December 31, 2009:

	Millions of yen
	Nine months ended December 31, 2009	Three months ended December 31, 2009
Proceeds from transfer of lease receivables	112,089	30,591
Servicing fees received	55	18
Purchases of delinquent or ineligible assets	(55,949)	(5,425)

Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the nine months ended December 31, 2009 and the year ended March 31, 2009 is as follows:

	Millions of yen
	December 31, 2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	1,099,307	400	1,602
Assets transferred	(500,557)

Assets held in portfolio	598,750

	Millions of yen
	March 31, 2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Lease receivables	1,172,350	218	1,779
Assets transferred	(599,872)

Assets held in portfolio	572,478

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

As of December 31, 2009 and March 31, 2009, the amount of the subordinated interests measured at fair value relating to these securitizations of lease receivables was ¥78,090 million and ¥87,247 million, respectively.

The Company and certain subsidiaries sold trade receivables excluding mortgage loans receivable mainly to QSPEs and SPEs that are not QSPEs. During the nine and three months ended December 31, 2009, proceeds from the transfer of trade receivables excluding mortgage loans receivable were ¥560,987 million and ¥171,141 million, respectively, and net losses recognized on those transfers were ¥1,433 million and ¥485 million, respectively. The Company and certain subsidiaries retained servicing responsibilities, but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

Quantitative information about delinquencies, net credit loss, and components of trade receivables excluding mortgage loans receivable subject to transfer and other assets managed together as of and for the nine months ended December 31, 2009 and the year ended March 31, 2009 is as follows:

	Millions of yen
	December 31, 2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Trade receivables excluding mortgage loans receivable	862,382	8,453	2,112
Assets transferred	(283,055)

Assets held in portfolio	579,327

	Millions of yen
	March 31, 2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Trade receivables excluding mortgage loans receivable	1,003,491	11,079	5,202
Assets transferred	(269,685)

Assets held in portfolio	733,806

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

As of December 31, 2009 and March 31, 2009, the amount of the subordinated interests relating to these securitizations of trade receivables excluding mortgage loans receivable was ¥41,161 million and ¥20,807 million, respectively.

A portion of these trade receivables excluding mortgage loans receivable was transferred to QSPEs. The aggregate cash received from and paid to the QSPEs for the nine and three months ended December 31, 2009 are summarized as follows:

	Millions of yen
	Nine months ended December 31, 2009	Three months ended December 31, 2009
Proceeds from transfer of trade receivables	291,826	76,518
Net loss recognized on those transfers	(523)	(148)

The outstanding balance of receivables transferred to the QSPEs as of December 31, 2009 and March 31, 2009 was ¥90,437 million and ¥98,214 million, respectively.

Hitachi Capital Corporation sold mortgage loans receivable to SPEs that are not QSPEs. However, for the nine and three months ended December 31, 2009, no proceeds from the transfer of mortgage loans receivable were recorded. The subsidiary retained servicing responsibilities but did not record a servicing asset or liability because the cost to service the receivables approximated the servicing income.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

Quantitative information about delinquencies, net credit loss, and components of mortgage loans receivable subject to transfer and other assets managed together as of and for the nine months ended December 31, 2009 and for the year ended March 31, 2009 is as follows:

	Millions of yen
	December 31, 2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Mortgage loans receivable	231,186	40	—
Assets transferred	(217,340)

Assets held in portfolio	13,846

	Millions of yen
	March 31, 2009
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit loss
Total assets managed or transferred:
Mortgage loans receivable	247,058	0	69
Assets transferred	(232,553)

Assets held in portfolio	14,505

As of December 31, 2009 and March 31, 2009, the amount of the subordinated interests measured at fair value relating to securitizations of mortgage loans receivable was ¥36,319 million and ¥36,218 million, respectively.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

(6)	Goodwill and Other Intangible Assets

Goodwill and other intangible assets included in other assets as of December 31, 2009 and March 31, 2009 are as follows:

	Millions of yen
	December 31, 2009			March 31, 2009
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill	136,543	—	136,543	134,430	—	134,430

Amortized intangible assets:
Software	676,078	569,663	106,415	659,097	549,079	110,018
Software for internal use	462,683	333,997	128,686	445,098	311,220	133,878
Patents	103,321	85,886	17,435	103,489	75,456	28,033
Other	142,652	97,544	45,108	132,926	92,834	40,092

	1,384,734	1,087,090	297,644	1,340,610	1,028,589	312,021

Indefinite-lived intangible assets	8,258	—	8,258	8,644	—	8,644

(7)	Income Taxes

The Company’s combined statutory income tax rates for the years ending March 31, 2010 and 2009 are approximately 40.6%. However, the estimated annual effective tax rate applied to income (loss) before income taxes was significantly higher than the statutory rate for the nine and three months ended December 31, 2008, because the Company recognized an increase in the valuation allowance against deferred tax assets due to the change in judgement about the realizability of the deferred tax assets in line with the decline in the taxable income of the group, including the Company, that files a consolidated tax return and certain subsidiaries and equity in loss of affiliated companies. The current estimated annual effective tax rate applied to income (loss) before income taxes is different from the statutory rate for the year ending March 31, 2010, because the current estimated annual effective tax rates of the consolidated tax group including the Company and certain subsidiaries are computed including the effect of a valuation allowance that is necessary to reduce the carrying value of deferred tax assets related to deductible temporary differences and carryforwards originating during the year.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

(8)	Retirement and Severance Benefits

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the nine months ended December 31, 2009 and 2008 consists of the following components:

	Millions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2008
Service cost	53,551	54,486
Interest cost	40,887	41,099
Expected return on plan assets for the period	(24,373)	(34,769)
Amortization of prior service benefit	(16,848)	(16,249)
Recognized actuarial loss	73,291	52,520
Transfer to defined contribution pension plan	40	(2,451)
Employees’ contributions	(101)	(99)

	126,447	94,537

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the three months ended December 31, 2009 and 2008 consists of the following components:

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2008
Service cost	17,624	18,462
Interest cost	13,649	13,575
Expected return on plan assets for the period	(8,128)	(11,468)
Amortization of prior service benefit	(5,558)	(5,585)
Recognized actuarial loss	24,199	17,726
Transfer to defined contribution pension plan	—	(56)
Employees’ contributions	(39)	(32)

	41,747	32,622

(9)	Common Stock

Issued shares of common stock as of December 31, 2009 and March 31, 2009 are as follows:

	Issued shares
	December 31, 2009	March 31, 2009
Issued shares of common stock	4,518,126,056	3,368,126,056

(10)	Treasury Stock

Shares of treasury stock as of December 31, 2009 and March 31, 2009 are as follows:

	Shares
	December 31, 2009	March 31, 2009
Shares of treasury stock	43,973,542	43,973,964

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

(11)	Equity

The changes in the equity for the nine months ended December 31, 2009 and 2008 are summarized as follows:

	Millions of yen
	Nine months ended December 31, 2009
	Total Hitachi, Ltd. stockholders’ equity	Noncontrolling interests	Total equity
Balance at beginning of period	1,049,951	1,129,401	2,179,352
Issuance of common stock	252,447	—	252,447
Dividends to noncontrolling interests	—	(21,493)	(21,493)
Equity transactions and other	(77,777)	(188,303)	(266,080)
Comprehensive income (loss)
Net income (loss)	(111,339)	3,669	(107,670)
Other comprehensive income (loss), net of income taxes and reclassification adjustments:
Foreign currency translation adjustments	(8,834)	(2,672)	(11,506)
Pension liability adjustments	45,280	6,517	51,797
Net unrealized holding gain on available-for-sale securities	15,243	4,267	19,510
Cash flow hedges	(472)	516	44

Comprehensive income (loss)	(60,122)	12,297	(47,825)

Balance at end of period	1,164,499	931,902	2,096,401

	Millions of yen
	Nine months ended December 31, 2008
	Total Hitachi, Ltd. stockholders’ equity	Noncontrolling interests	Total equity
Balance at beginning of period	2,170,612	1,142,508	3,313,120
Dividends to Hitachi, Ltd. stockholders	(19,944)	—	(19,944)
Dividends to noncontrolling interests	—	(23,777)	(23,777)
Equity transactions and other	3,738	(5,332)	(1,594)
Comprehensive loss
Net income (loss)	(356,912)	22,242	(334,670)
Other comprehensive income (loss), net of income taxes and reclassification adjustments:
Foreign currency translation adjustments	(84,985)	(32,703)	(117,688)
Pension liability adjustments	21,017	2,617	23,634
Net unrealized holding gain on available-for-sale securities	(20,281)	(4,686)	(24,967)
Cash flow hedges	(2,436)	(786)	(3,222)

Comprehensive loss	(443,597)	(13,316)	(456,913)

Balance at end of period	1,710,809	1,100,083	2,810,892

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

For the three months ended December 31, 2009, total comprehensive income was ¥39,329 million, and for the three months ended December 31, 2008, total comprehensive loss was ¥495,644 million.

Accumulated other comprehensive loss, net of income taxes, as of December 31, 2009 and March 31, 2009 consists of the following:

	Millions of yen
	December 31, 2009	March 31, 2009
Foreign currency translation adjustments	(196,163)	(179,737)
Pension liability adjustments	(368,892)	(405,082)
Net unrealized holding gain on available-for-sale securities	17,610	12
Cash flow hedges	(2,067)	(1,544)

Accumulated other comprehensive loss	(549,512)	(586,351)

(12)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates and others in the amount of approximately ¥52,531 million as of December 31, 2009.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of December 31, 2009, the undiscounted maximum potential future payments under such guarantees amounted to ¥420,556 million. For providing these guarantees, the subsidiaries obtain collateral equal to the amount of the guarantees, and therefore, the Company considers the risk to be low. The Company accrued ¥12,793 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

The subsidiaries provide certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, the subsidiaries provide credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments to affiliates and others.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of December 31, 2009 is as follows:

Millions of yen
Total commitment available	430,155
Less amount utilized	4,542

Balance available	425,613

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused lines of credit as of December 31, 2009 amounted to ¥468,352 million, primarily related to unused lines of credit belonging to the Company. The Company maintains commitment line agreements with a number of banks and pays commissions as consideration. These commitment agreements generally provide a one-year term, and are subject to renewal at the end of the term. The unused availability under these agreements as of December 31, 2009 amounted to ¥200,000 million. The Company also maintains another commitment line agreement, whose three-year term ends in February 2010, with financing companies. The unused availability under this agreement as of December 31, 2009 amounted to ¥183,000 million.

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of December 31, 2009 and March 31, 2009, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen
	December 31, 2009	March 31, 2009
Notes discounted	2,669	3,877
Notes endorsed	2,765	3,807

	5,434	7,684

A certain subsidiary is contingently liable for the transfer of export receivables with recourse. As of December 31, 2009, the amount of transfer of export receivables with recourse was ¥10,975 million.

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the nine months ended December 31, 2009 and 2008 are summarized as follows:

	Millions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2008
Balance at beginning of period	60,449	73,715
Expense recognized upon issuance of warranties	15,374	19,353
Usage	(18,909)	(24,194)
Other, including effect of foreign currency translation	(368)	(4,312)

Balance at end of period	56,546	64,562

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

The changes in accrued product warranty costs for the three months ended December 31, 2009 and 2008 are summarized as follows:

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2008
Balance at beginning of period	57,697	68,299
Expense recognized upon issuance of warranties	5,276	6,710
Usage	(5,726)	(7,553)
Other, including effect of foreign currency translation	(701)	(2,894)

Balance at end of period	56,546	64,562

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. A provision for the repair costs was accrued.

In September 2008, Chubu Electric Power Co., Inc. filed suit against the Company to claim for compensation for consequential losses of ¥41,800 million mostly composed of the additional costs to switch to thermal power arising from shutdown at Hamaoka Nuclear Power Station No.5. In May 2009, Hokuriku Electric Power Company filed suit against the Company to claim for compensation for consequential losses of ¥20,200 million mostly composed of the additional costs to switch to thermal power arising from shutdown at Shika Nuclear Power Station No.2. The Company is vigorously defending itself in these lawsuits. The Company has not accrued for consequential losses related to these lawsuits. However, there can be no assurance that the Company will not be liable for any amount claimed.

In January 2007, the European Commission ordered the Company and one of its affiliated companies to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations for the gas insulated switchgear equipment used at substations. In April 2007, the Company lodged an appeal with the Court of First Instance of the European Communities requesting the court to annul the decision of the European Commission. The determination has not been rendered at present, but the Company accrued the reasonably estimated amount for the fine.

In December 2006, the Company and a subsidiary in Europe received requests for information from the European Commission, a subsidiary in Japan received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the Fair Trade Commission of Japan, and an affiliate in Japan received a request for information from the Fair Trade Commission of Japan, all in respect of alleged antitrust violations relating to the liquid crystal displays. In December 2008, a subsidiary in Japan received a cease and desist order from the Fair Trade Commission of Japan, but it has not received a surcharge payment order. The Japanese subsidiary accrued the reasonably estimated amount for the loss in relation to the investigation by the Antitrust Division of the U.S. Department of Justice as of March 31, 2009, and paid that fine in June 2009.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

In June 2007, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories. The determination has not been rendered at present, but the Company accrued the reasonably estimated amount for the fine.

In September 2007, a subsidiary and an affiliate of the Company in the U.S. received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to flash memories. In July 2009, these companies received information that the Antitrust Division of the U.S. Department of Justice would terminate the investigation of this matter.

In November 2007, a subsidiary of the Company in the U.S. received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes. In addition, in November 2007, two subsidiaries in Asia and in Europe received requests for information from the European Commission. Furthermore, in November 2007, a subsidiary in Canada received requests for information from the Canadian Competition Bureau.

In December 2008, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to power transformers. In October 2009, the European Commission ordered the Company to pay a fine for infringement of EC antitrust rules. The Company accrued the reasonably estimated amount for the fine as of December 31, 2009, and paid that fine in January 2010.

In June 2009, a subsidiary of the Company in Japan received a grand jury subpoena in connection with the investigation conducted by the Antitrust Division of the U.S. Department of Justice and received requests for information from the European Commission, and a subsidiary of the Company in Korea was investigated in Singapore by the Competition Commission of Singapore, all in respect of alleged antitrust violations relating to optical disk drives.

The Company and these companies have cooperated with the competent authorities in connection with the above matters. Depending upon the outcome of these matters, fines or surcharge payments, the amount of which is uncertain, may be imposed on them. In addition, subsequent to these actions by the competent authorities, a number of class action lawsuits have been filed against the Company and some of these companies in the U.S. and Canada.

Depending upon the outcome of the above legal proceedings, there may be an adverse effect on the consolidated financial position or results of operations. Currently the Company is unable to estimate the adverse effect, if any, of many of these proceedings. Accordingly, except as otherwise stated, no accrual for potential loss has been made. The actual amount of fines, surcharge payments or any other payments from these legal proceedings may be different from the accrued amounts.

In addition to the above, the Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

(13)	Impairment Losses for Long-Lived Assets

For the nine months ended December 31, 2008, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan and the U.S. The Digital Media & Consumer Products division recognized a loss of ¥45,305 million, primarily in its plasma TV business, due to the decision to switch the source for glass panel components from in-house manufacturing to an outside supplier and patents with lower-than-expected future license income, and also in a specific type of electronic parts that was projected to have lower production because of smaller demand in the market. The Information & Telecommunication Systems division recognized a loss of ¥6,551 million primarily due to a decline in the expected selling price of certain assets held for sale caused by a deterioration of the real estate market and a decline of the estimated recoverable value because of a bankruptcy of a certain customer. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

For the three months ended December 31, 2008, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan and the U.S. The Information & Telecommunication Systems division recognized a loss of ¥3,911 million primarily due to a decline in the expected selling price of certain assets held for sale caused by a deterioration of the real estate market. The Digital Media & Consumer Products division recognized a loss of ¥3,884 million primarily due to a specific type of electronic parts that was projected to have lower production because of smaller demand in the market. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

(14)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the nine months ended December 31, 2009 and 2008 are as follows:

	Millions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2008
Special termination benefits	16,202	6,255
Loss on fixed assets	110	1,392

	16,312	7,647

Components and related amounts of the restructuring charges, before the related tax effects, for the three months ended December 31, 2009 and 2008 are as follows:

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2008
Special termination benefits	2,579	1,352
Loss on fixed assets	96	1,107

	2,675	2,459

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits were accepted by the employees. An analysis of the accrued special termination benefits for the nine months ended December 31, 2009 and 2008 is as follows:

	Millions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2008
Balance at beginning of the period	7,543	8,952
New charges	16,202	6,255
Cash payments	(15,342)	(12,659)
Foreign currency exchange rate changes	(12)	(622)

Balance at end of the period	8,391	1,926

An analysis of the accrued special termination benefits for the three months ended December 31, 2009 and 2008 is as follows:

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2008
Balance at beginning of the period	10,764	2,532
New charges	2,579	1,352
Cash payments	(4,943)	(1,490)
Foreign currency exchange rate changes	(9)	(468)

Balance at end of the period	8,391	1,926

The restructuring charges for the nine months ended December 31, 2009 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reorganizing the automotive products business, which has encountered severe deterioration, in the Power & Industrial Systems division, reducing costs and improving profitability in the High Functional Materials & Components division and strengthening its storage business on a global basis in the Information & Telecommunication Systems division.

The restructuring charges for the nine months ended December 31, 2008 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability and the disposal and reorganization of plants in the Information & Telecommunication Systems division, the Power & Industrial Systems division, the Digital Media & Consumer Products division and the Financial Services division.

The restructuring charges for the three months ended December 31, 2009 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the Electronic Devices division.

The restructuring charges for the three months ended December 31, 2008 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the Financial Services division and the disposal and reorganization of plants in the Information & Telecommunication Systems division.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

(15)	Other Income and Other Deductions

The following items are included in other deductions for the nine months ended December 31, 2009 and 2008.

	Millions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2008
Net loss on securities	(9,668)	(22,437)
Net loss on sale and disposal of rental assets and other property	(12,305)	(7,257)
Exchange loss	(1,923)	(42,896)

The following items are included in other income or other deductions for the three months ended December 31, 2009 and 2008.

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2008
Net gain (loss) on securities	3,386	(14,554)
Net loss on sale and disposal of rental assets and other property	(2,893)	(2,315)
Exchange gain (loss)	3,096	(38,536)

Other income for the nine months ended December 31, 2008 includes a gain of ¥5,203 million on the sale of a subsidiary’s mobile communication business.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

(16)	Net Income Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net loss attributable to Hitachi, Ltd. stockholders per share computations for the nine months ended December 31, 2009 and 2008 are as follows:

	Number of shares
	Nine months ended December 31, 2009	Nine months ended December 31, 2008
Weighted average number of shares on which basic net loss per share is calculated	3,396,991,472	3,323,973,766
Effect of dilutive securities	—	—

Number of shares on which diluted net loss per share is calculated	3,396,991,472	3,323,973,766

	Millions of yen
	Nine months ended December 31, 2009	Nine months ended December 31, 2008
Net loss attributable to Hitachi, Ltd. stockholders	(111,339)	(356,912)
Effect of dilutive securities:
Other	0	(450)

Net loss attributable to Hitachi, Ltd. stockholders on which diluted net loss per share is calculated	(111,339)	(357,362)

	Yen
Net loss attributable to Hitachi, Ltd. stockholders per share:
Basic	(32.78)	(107.38)
Diluted	(32.78)	(107.51)

The net loss attributable to Hitachi, Ltd. stockholders per share computation excludes all convertible bonds and some stock options because their effect would have been antidilutive.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) attributable to Hitachi, Ltd. stockholders per share computations for the three months ended December 31, 2009 and 2008 are as follows:

	Number of shares
	Three months ended December 31, 2009	Three months ended December 31, 2008
Weighted average number of shares on which basic net income (loss) per share is calculated	3,541,933,632	3,323,917,981
Effect of dilutive securities:
Series A zero coupon convertible bonds	11,900,983	—
Series B zero coupon convertible bonds	11,900,983	—
130% call option attached unsecured convertible bonds (8th series)	61,719,928	—

Number of shares on which diluted net income (loss) per share is calculated	3,627,455,526	3,323,917,981

	Millions of yen
	Three months ended December 31, 2009	Three months ended December 31, 2008
Net income (loss) attributable to Hitachi, Ltd. stockholders	21,882	(371,099)
Effect of dilutive securities:
130% call option attached unsecured convertible bonds (8th series)	3	—
Other	(61)	—

Net income (loss) attributable to Hitachi, Ltd. stockholders on which diluted net income (loss) per share is calculated	21,824	(371,099)

	Yen
Net income (loss) attributable to Hitachi, Ltd. stockholders per share:
Basic	6.18	(111.65)
Diluted	6.02	(111.65)

The net loss attributable to Hitachi, Ltd. stockholders per share computation for the three months ended December 31, 2008 excludes all convertible bonds because their effect would have been antidilutive.

In addition, the net income per share computation for the three months ended December 31, 2009 excludes some stock options and the net loss per share computation for the three months ended December 31, 2008 excludes all stock options because their effect would have been antidilutive.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

(17)	Derivative Instruments and Hedging Activities

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximately 40% of their sales from overseas. These overseas sales are mainly denominated in the U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates.

The Company’s financing subsidiaries in the U.K, the U.S. and Singapore issue variable rate medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rates and interest rates.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations because most of the counterparties are internationally recognized financial institutions that are rated A or higher and contracts are diversified into a number of major financial institutions.

The Company and its subsidiaries have an insignificant amount of derivative instruments containing credit-risk-related contingent features, such as provisions that require the Company’s debt to maintain an investment grade credit rating from each of the major credit rating agencies.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company’s principal policy that the Company and its subsidiaries do not enter into derivative financial instruments for speculation purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currency. In accordance with the Company’s policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debt to fix cash flows from long-term debt denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

Interest rate risk management

The Company’s and certain subsidiaries’ exposure to interest rate risk is related principally to long-term debt obligations. Management believes it is prudent to minimize the variability caused by interest rate risk.

To meet this objective, the Company and certain subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows. The interest rate swaps entered into are receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and certain subsidiaries receive variable interest rate payments on long-term debt associated with medium-term notes and make fixed interest rate payments, thereby creating fixed interest rate long-term debt.

Certain financing subsidiaries mainly finance a portion of their operations using long-term debt with a fixed interest rate and lend funds at variable interest rates. Therefore, such companies are exposed to interest rate risk. Management believes it is prudent to minimize the variability caused by interest rate risk. To meet this objective, certain financing subsidiaries principally enter into interest rate swaps converting the fixed rate to a variable rate to manage fluctuations in fair value resulting from interest rate risk. Under the interest rate swaps, certain financing subsidiaries receive fixed interest rate payments associated with medium-term notes and make variable interest rate payments, thereby creating variable-rate long-term debt.

The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows and fair value resulting from interest rate risk.

Fair value hedge

Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions, cross currency swap agreements and interest rate swaps associated with financing transactions.

Cash flow hedge

Foreign currency exposure:

Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

Interest rate exposure:

Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

(18)	Concentrations of Credit Risk

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions because they are diversified and spread globally.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

(19)	Fair Value

ASC 820 establishes a fair value hierarchy that prioritizes the use of observable inputs in markets over the use of unobservable inputs when measuring fair value as follows:

Level 1

Quoted prices for identical assets or liabilities in active markets.

Level 2

Quoted prices for similar assets or liabilities in active markets; quoted prices associated with transactions that are not distressed for identical or similar assets or liabilities in markets that are not active; or valuations whose significant inputs are derived from or corroborated by observable market data.

Level 3

Valuations using inputs that are not observable.

Investments in debt and equity securities

When available, quoted market prices are used to determine the fair value of investment securities included in Level 1. Level 1 securities include available-for-sale securities such as listed stocks on exchange markets and debt securities such as Japan treasury bonds and U.S. treasury bonds.

In the absence of an active market for investment securities, quoted prices for similar investment securities, quoted prices associated with transactions that are not distressed for identical or similar investment securities or other relevant information including market interest rate curves, referenced credit spreads or default rates, are used to determine fair value. These investments are included in Level 2. Level 2 securities include short-term investments and available-for-sale securities such as listed stocks traded over-the-counter, investment funds, debt securities traded over-the-counter, and money market funds.

In infrequent circumstances, the significant inputs of fair value for investment securities are unobservable and the Company mainly uses an income or market approach to corroborate relevant information provided by financial institutions. These investments are included in Level 3. Level 3 securities include available-for-sale securities such as private debt securities and structured bonds with little market activity.

Derivatives

Closing prices are used for derivatives included in Level 1, which are traded on active markets. The majority of derivatives are traded on over-the-counter markets, which the Company does not deem to represent active markets. Derivative assets and liabilities for which fair value is based on quoted prices associated with transactions that are not distressed, in markets that are not active, or based on models using interest rate curves and forward and spot prices for currencies and commodities are included in Level 2. Derivatives included in Level 2 primarily consist of interest rate swaps, cross-currency swaps and foreign currency and commodity forward and option contracts. In infrequent circumstances, the significant inputs of fair value are unobservable and the Company mainly uses an income or market approach to corroborate relevant information provided by financial institutions. These derivatives are included in Level 3.

Subordinated interests resulting from securitization

When fair value is determined using observable inputs, including prices of recent transactions in markets that are not distressed, subordinated interests are included in Level 2. When significant inputs are not observable, fair value is determined based on economic assumptions used in measuring the fair value of the subordinated interests, including weighted-average life, expected credit risks, and discount rates, and the subordinated interests are included in Level 3.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

The following table presents the assets and liabilities that are measured at fair value on a recurring basis and the fair value hierarchy classification as of December 31, 2009 and March 31, 2009. The carrying value on the consolidated balance sheet is equal to the fair value.

	Millions of yen
	December 31, 2009
	Total Balance	Fair value hierarchy classification
		Level 1	Level 2	Level 3
Assets:
Investments in securities
Equity securities	149,192	145,901	3,291	—
Governmental debt securities	4,240	4,048	192	—
Corporate debt securities	37,014	—	9,302	27,712
Other	10,953	5,792	5,161	—
Derivatives	19,687	—	19,687	—
Subordinated interests resulting from securitization	114,409	—	—	114,409

	335,495	155,741	37,633	142,121

Liabilities:
Derivatives	(14,037)	—	(14,037)	—

	Millions of yen
	March 31, 2009
	Total Balance	Fair value hierarchy classification
		Level 1	Level 2	Level 3
Assets:
Investments in securities
Equity securities	120,434	118,063	2,371	—
Governmental debt securities	7,969	6,413	1,556	—
Corporate debt securities	28,995	1,153	1,310	26,532
Other	9,789	3,377	6,412	—
Derivatives	40,249	—	40,249	—
Subordinated interests resulting from securitization	123,465	—	—	123,465

	330,901	129,006	51,898	149,997

Liabilities:
Derivatives	(15,547)	—	(15,547)	—

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

The following table presents the changes in Level 3 instruments measured on a recurring basis for the nine months ended December 31, 2009.

	Millions of yen
	Nine months ended December 31, 2009
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	26,532	123,465	149,997
Purchases, sales, issuances and settlements	(971)	(11,069)	(12,040)
Total gains or losses (realized/unrealized)
Included in earnings (a)	(15)	2,873	2,858
Included in other comprehensive income (loss)	2,166	(860)	1,306

Balance at end of period	27,712	114,409	142,121

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2009	(14)	2,819	2,805

(a)	Level 3 gains and losses (realized and unrealized) included in earnings for the nine months ended December 31, 2009 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

The following table presents the changes in Level 3 instruments measured on a recurring basis for the three months ended December 31, 2009.

	Millions of yen
	Three months ended December 31, 2009
	Corporate debt securities	Subordinated interests resulting from securitization	Total
Balance at beginning of period	27,324	113,997	141,321
Purchases, sales, issuances and settlements	(166)	(612)	(778)
Total gains or losses (realized/unrealized)
Included in earnings (a)	(15)	901	886
Included in other comprehensive income	569	123	692

Balance at end of period	27,712	114,409	142,121

The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at December 31, 2009	(14)	901	887

(a)	Level 3 gains and losses (realized and unrealized) included in earnings for the three months ended December 31, 2009 are reported in other income (deductions) for corporate debt securities and are reported in revenue for subordinated interests resulting from securitization.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2009

Assets that are measured at fair value during the period on a non-recurring basis because they are deemed to be impaired are not included in the above tables. The Company has written down the carrying amount of equity-method investments on the consolidated balance sheet because the Company deems the decline of fair value to be other-than-temporary. For the nine months ended December 31, 2009, the Company recognized ¥10,881 million of impairment loss related to an equity-method investment, which is included in other deductions in the consolidated statement of operations. The carrying amount of the equity-method investment subsequent to the impairment charge is ¥81,900 million and is classified as Level 3. The Company has calculated the fair value of the equity-method investment based on a weighted average of fair values determined using both a market approach and an income approach, which incorporated both observable inputs, such as quoted market prices of comparable companies, and unobservable inputs based on business forecasts, market trends, and assumptions of projected business plans. For the nine months ended December 31, 2008, the Company recognized ¥1,419 million of impairment losses related to equity-method investments, which are included in other deductions in the consolidated statement of operations. The carrying amount of equity-method investments subsequent to the impairment charges is ¥8,144 million, which is classified as Level 1.

SEGMENT INFORMATION

Industry Segment

Hitachi, Ltd. and Subsidiaries

Three and Nine months ended December 31, 2009 and 2008

	Millions of yen				Millions of yen
	Three months ended December 31, 2009		Three months ended December 31, 2008		Nine months ended December 31, 2009		Nine months ended December 31, 2008
Revenues:
Information & Telecommunication Systems	532,084		600,965		1,568,805		1,882,761
	(22%	)	(23%	)	(22%	)	(22%	)

Electronic Devices	209,855		258,249		630,225		899,447
	(9%	)	(10%	)	(9%	)	(10%	)

Power & Industrial Systems	760,668		702,572		2,196,241		2,396,455
	(31%	)	(27%	)	(31%	)	(28%	)

Digital Media & Consumer Products	262,344		309,392		781,706		1,004,893
	(11%	)	(12%	)	(11%	)	(12%	)

High Functional Materials & Components	326,678		376,538		905,547		1,297,711
	(13%	)	(15%	)	(13%	)	(15%	)

Logistics, Services & Others	241,570		246,554		696,531		821,509
	(10%	)	(10%	)	(10%	)	(10%	)

Financial Services	92,424		84,333		327,473		274,325
	(4%	)	(3%	)	(4%	)	(3%	)

Subtotal	2,425,623		2,578,603		7,106,528		8,577,101
	(100%	)	(100%	)	(100%	)	(100%	)

Eliminations and Corporate Items	(267,717)		(318,030)		(823,664)		(1,005,981)

Total	2,157,906		2,260,573		6,282,864		7,571,120

Operating Income (Loss):

Information & Telecommunication Systems	23,809		38,382		50,869		110,555
	(30%	)	—		(60%	)	(48%	)

Electronic Devices	593		4,084		(3,266)		32,611
	(1%	)	—		(-4%	)	(14%	)

Power & Industrial Systems	23,696		(25,491)		1,005		38,027
	(30%	)	—		(1%	)	(16%	)

Digital Media & Consumer Products	4,190		(16,132)		(4,972)		(42,793)
	(5%	)	—		(-6%	)	(-18%	)

High Functional Materials & Components	18,702		(588)		25,114		68,327
	(23%	)	—		(30%	)	(29%	)

Logistics, Services & Others	4,889		4,666		8,421		16,337
	(6%	)	—		(10%	)	(7%	)

Financial Services	3,732		2,176		7,234		9,651
	(5%	)	—		(9%	)	(4%	)

Subtotal	79,611		7,097		84,405		232,715
	(100%	)	—		(100%	)	(100%	)

Eliminations and Corporate Items	(13,251)		(21,621)		(42,805)		(50,157)

Total	66,360		(14,524)		41,600		182,558

Notes:	1.	Revenues by industry segment include intersegment transactions.
	2.	SEGMENT INFORMATION is disclosed in accordance with a ministerial ordinance under the Financial Instruments and Exchange Law of Japan.
	3.

In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property and impairment losses for long-lived assets are included as part of operating income (loss).

See the consolidated statements of operations and notes 13, 14 and 15 to the consolidated financial statements.

Geographic Segment

Hitachi, Ltd. and Subsidiaries

Three and Nine months ended December 31, 2009 and 2008

	Millions of yen				Millions of yen
	Three months ended December 31, 2009		Three months ended December 31, 2008		Nine months ended December 31, 2009		Nine months ended December 31, 2008

Revenues:

Japan
Outside customer sales	1,395,799		1,488,817		4,150,215		4,966,030
	(54%	)	(54%	)	(55%	)	(54%	)
Intersegment transactions	271,647		305,625		720,840		1,070,979
	(10%	)	(11%	)	(10%	)	(11%	)

Total	1,667,446		1,794,442		4,871,055		6,037,009
	(64%	)	(65%	)	(65%	)	(65%	)

Asia
Outside customer sales	356,818		383,665		997,294		1,224,885
	(14%	)	(14%	)	(13%	)	(13%	)
Intersegment transactions	129,382		139,607		359,145		468,275
	(5%	)	(5%	)	(5%	)	(5%	)

Total	486,200		523,272		1,356,439		1,693,160
	(19%	)	(19%	)	(18%	)	(18%	)

North America
Outside customer sales	169,545		193,442		490,535		658,838
	(6%	)	(7%	)	(7%	)	(7%	)
Intersegment transactions	26,256		29,365		75,985		85,683
	(1%	)	(1%	)	(1%	)	(1%	)

Total	195,801		222,807		566,520		744,521
	(7%	)	(8%	)	(8%	)	(8%	)

Europe
Outside customer sales	192,776		156,540		521,460		576,228
	(7%	)	(6%	)	(7%	)	(6%	)
Intersegment transactions	7,941		11,111		24,983		38,918
	(1%	)	(0%	)	(0%	)	(1%	)

Total	200,717		167,651		546,443		615,146
	(8%	)	(6%	)	(7%	)	(7%	)

Other Areas
Outside customer sales	42,968		38,109		123,360		145,139
	(2%	)	(2%	)	(2%	)	(2%	)
Intersegment transactions	764		1,200		2,202		7,450
	(0%	)	(0%	)	(0%	)	(0%	)

Total	43,732		39,309		125,562		152,589
	(2%	)	(2%	)	(2%	)	(2%	)

Subtotal	2,593,896		2,747,481		7,466,019		9,242,425
	(100%	)	(100%	)	(100%	)	(100%	)

Eliminations and Corporate Items	(435,990)		(486,908)		(1,183,155)		(1,671,305)

Total	2,157,906		2,260,573		6,282,864		7,571,120

	Millions of yen				Millions of yen
	Three months ended December 31, 2009		Three months ended December 31, 2008		Nine months ended December 31, 2009		Nine months ended December 31, 2008
Operating Income (Loss):
Japan	35,316		(13,223)		24,405		147,222
	(42%	)	—		(28%	)	(65%	)

Asia	34,419		19,330		54,036		71,295
	(40%	)	—		(61%	)	(32%	)

North America	5,259		2,584		1,438		6,383
	(6%	)	—		(2%	)	(3%	)

Europe	8,615		(13,350)		3,600		(9,847)
	(10%	)	—		(4%	)	(-4%	)

Other Areas	1,845		1,989		4,707		9,491
	(2%	)	—		(5%	)	(4%	)

Subtotal	85,454		(2,670)		88,186		224,544
	(100%	)	—		(100%	)	(100%	)

Eliminations and Corporate Items	(19,094)		(11,854)		(46,586)		(41,986)

Total	66,360		(14,524)		41,600		182,558

Revenues by Market
Hitachi, Ltd. and Subsidiaries
Three and Nine months ended December 31, 2009 and 2008

	Millions of yen				Millions of yen
	Three months ended December 31, 2009		Three months ended December 31, 2008		Nine months ended December 31, 2009		Nine months ended December 31, 2008
Domestic revenues	1,232,743		1,301,457		3,653,117		4,309,698
	(57%	)	(58%	)	(58%	)	(57%	)

Overseas revenues:
Asia	428,032		452,672		1,210,929		1,527,923
	(20%	)	(20%	)	(19%	)	(20%	)

North America	180,772		207,389		534,711		691,632
	(8%	)	(9%	)	(9%	)	(9%	)

Europe	221,058		202,035		600,893		710,313
	(10%	)	(9%	)	(10%	)	(9%	)

Other Areas	95,301		97,020		283,214		331,554
	(5%	)	(4%	)	(4%	)	(5%	)

Subtotal	925,163		959,116		2,629,747		3,261,422
	(43%	)	(42%	)	(42%	)	(43%	)

Total	2,157,906		2,260,573		6,282,864		7,571,120
	(100%	)	(100%	)	(100%	)	(100%	)